04027604

EXECUTED

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

APR 27 2004

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2003

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

COMMISSION FILE NUMBER 1-4121

PROCESSED
APR 29 2004
THOMSON
FINANCIAL

A. Full title of the plan and the address of plan, if different from that of the issuer named below:

JOHN DEERE SAVINGS AND INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DEERE & COMPANY
ONE JOHN DEERE PLACE
MOLINE, ILLINOIS 61265

REQUIRED INFORMATION

1. The Financial Statements and Schedule of the John Deere Savings and Investment Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended.

Exhibit 23. Consent of Deloitte & Touche LLP, Independent Auditors.

JOHN DEERE SAVINGS AND INVESTMENT PLAN

TABLE OF CONTENTS

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte.

Deloitte & Touche LLP
Two Prudential Plaza
180 North Stetson Avenue
Chicago, IL 60601-6779
USA

Tel: +1 312 946 3000
Fax: +1 312 946 2600
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Deere & Company:

We have audited the accompanying financial statements of the John Deere Savings and Investment Plan (the "Plan") as of October 31, 2003 and 2002 and for the year ended October 31, 2003 listed in the Table of Contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of October 31, 2003 and 2002 and the changes in net assets available for benefits for the year ended October 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in the audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

April 22, 2004

Member of
Deloitte Touche Tohmatsu

JOHN DEERE SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
OCTOBER 31, 2003 AND 2002 (IN THOUSANDS)

ASSETS:	2003	2002
PARTICIPANT-DIRECTED INVESTMENTS:		
Blended Interest Fund	$ 562,296	$ 571,103
Deere & Company Common Stock Fund	200,695	168,215
Mutual Funds	1,088,519	863,518
Fidelity BrokerageLink Accounts	45,281	30,899
Loans to participants	18,722	19,946
Total investments	1,915,513	1,653,681
RECEIVABLES:		
Employee		53
Employer		16
Total receivables	Nil	69
TOTAL ASSETS	1,915,513	1,653,750
LIABILITIES - Due to brokers	730	944
NET ASSETS AVAILABLE FOR BENEFITS	$1,914,783	$1,652,806

See notes to financial statements.

JOHN DEERE SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED OCTOBER 31, 2003 (IN THOUSANDS)

	2003
ADDITIONS:	
INTEREST AND DIVIDEND INCOME	$ 45,386
NET APPRECIATION IN FAIR VALUE OF INVESTMENTS	200,548
CONTRIBUTIONS:	
Participant	79,484
Employer	22,021
Net transfers from affiliate plans	356
Total contributions	101,861
TOTAL ADDITIONS	347,795
DEDUCTIONS - Benefits paid to participants	85,818
INCREASE IN NET ASSETS	261,977
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	1,652,806
End of year	$1,914,783

See notes to financial statements.

JOHN DEERE SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED OCTOBER 31, 2003 AND 2002

1. DESCRIPTION OF PLAN

The following is a general description of the John Deere Savings and Investment Plan (the "Plan"). This description applies to each of the years for which financial statements are presented and provides only general information. For a more complete description of the Plan's provisions, participants should refer to the Plan agreement.

General – The Plan was established July 1, 1984 by Deere & Company (the "Company") for eligible employees of the Company and its subsidiaries. The purpose of the Plan is to encourage those employees to provide for their financial security through regular savings and to assist them through matching contributions from the Company's profits. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Administrative expenses of the Plan are paid by the Company. The Company is the Administrator of the Plan. Fidelity Management Trust Company ("Fidelity"), Boston, Massachusetts, is the Plan Trustee, Investment Manager and Recordkeeper.

Eligibility – Employees are eligible to participate in the Plan if they are salaried or certain non-bargained hourly employees on the United States payroll of the Company or its participating subsidiaries.

Contributions – An eligible employee may elect to become a participant in the Plan by contacting Fidelity to authorize the Company to withhold contributions from his or her compensation during the period of participation. Participant contributions and investment elections are processed through Fidelity using a voice response system, on-line through NetBenefits, or through a Fidelity representative. During the 2002 calendar year, participant contributions could range from 1 percent to 25 percent of compensation, as elected by the participant, as limited by the Internal Revenue Code ("IRC"). During the 2003 calendar year, this range increased from 1 percent to 50 percent of compensation. Participants may amend or revoke their elections as of the next occurring payroll period. In addition, for the Contemporary Option as defined below, in years in which there exists consolidated pre-bonus, pretax income of the Company, a profit sharing contribution may be payable to a participant. In such event, the payment is considered Plan eligible earnings and any deferral election in place at the time of payment will be applied to the payment, within the IRC limits.

The Company provides matching contributions to the Plan on up to a maximum of six percent of the employee's earnings. The percentage is determined in accordance with the Plan agreement, based on the profitability of the Company during the preceding fiscal year ended October 31.

Contributions are sent to Fidelity as soon as practicable following each payroll period, but no later than the 15th business day following the end of the month, and are invested by Fidelity in the funds as specified by participants. Monies may be held and invested by Fidelity in short-term investment funds until designated investments have been purchased.

The salary deferrals and Company contributions are considered tax deferred under sections 401(a) and 401(k) of the IRC.

Effective January 1, 1997, the Plan was modified to incorporate changes which occurred with the introduction of a new defined benefit pension plan for salaried employees. The modification created a Traditional Option and a Contemporary Option. Participants were required to make a one-time, irrevocable election of one of these options. Generally, employees hired on or after November 1, 1996, are permitted to participate in only the Contemporary Option.

Traditional Option – Under this option, participant and employer contributions are calculated as previously described and participants are fully vested in their account balance at all times.

Contemporary Option – Participants who elected the Contemporary Option receive a higher matching contribution from the Company than participants in the Traditional Option. In the Contemporary Option, the employer match is three times greater for the first two percent than the next four percent. For participants with less than three years of service, the matching contributions to the Contemporary Option do not vest until the participant has completed their third year of service. Matching contributions are determined by each division of the Company based upon divisional performance as well as corporate performance measures and goals.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant's account is credited with contributions by the participant and the Company together with earnings and losses allocated daily among participants based on the ratio of their respective account balances as of the preceding day. Participants are immediately vested in their contributions and allocated net earnings. Except for participants in the Contemporary Option with less than three years of service, the participant also is immediately vested in the matching contributions from the Company. The benefit to which a participant is entitled is one that can be provided from the participant's vested account balance.

Forfeited Accounts – At October 31, 2003 and 2002, forfeited nonvested accounts totaled $826,509 and $481,511, respectively. These accounts will be used to reduce future employer contributions. During the year ended October 31, 2003, no forfeited noninvested accounts were used to reduce employer contributions.

Fund Elections – Participants in the Plan direct investment of their account balances into one or more investment funds which include the following:

- Blended Interest Fund
- Deere & Company Common Stock Fund
- Any of nineteen Fidelity Mutual Funds

In addition, participants have access to BrokerageLink, which is a self-directed brokerage account. Through this account, a participant has access to over 2,000 mutual funds from approximately 200 fund families.

The Plan includes an Employee Stock Ownership Plan and dividend payout feature whereby participants may elect to receive dividends paid on their vested shares of Company common stock in the Deere & Company Stock Fund.

Loans – Employees who participate in the plan are eligible to borrow against their account balances. Loans are limited to the lesser of $50,000 (reduced by the participant's highest outstanding loan balance during the immediately preceding one year period) or 50 percent of their vested account balances on the effective dates of the loans, and the term of the loan may not exceed 54 months. The loans are secured by the balance in the participant's account and interest is assessed at a rate which is determined after reviewing the published prime interest rate. Repayment is intended to be made via payroll deductions for actively employed participants. A participant with an outstanding loan at the time of layoff, unpaid leave of absence, retirement or separation from service will be issued a loan repayment coupon book from Fidelity. The participant may opt to continue making loan payments by using the coupons and sending the payment to Fidelity. A minimum of one payment must be made each quarter to keep the loan current. The entire loan must be repaid within five years of the effective date of the loan or the original loan term, whichever is greater. Failure by the participant to make a quarterly payment or pay the loan off within five years of inception will result in the outstanding loan balance becoming a taxable distribution to the participant. Further, if an eligible participant elects to take full distribution of his account balance and a loan balance remains, the entire loan balance remaining will be taxable.

Payment of Benefits – Distributions are not permitted while the participants are employed by the Company unless a distribution is required to meet legal requirements or the participant has reached age 59-1/2. Participants who have terminated employment with the Company or retired may elect an immediate distribution or may defer this distribution up to age 70-1/2. The beneficiary of a participant who died may elect a deferred distribution payable not later than five years after the participant's death. Distributions from the Deere & Company Common Stock Fund may be in cash or whole shares and residual cash. Distributions from all of the other funds are in cash.

Participants may take a lump-sum distribution, or elect one of the following distribution options:

(a) Level Sum Distribution – A specified dollar amount is distributed monthly.

(b) Decremental Distribution – A decremental withdrawal is made over a specified period of time.

(c) Unscheduled, Partial Distribution – Unscheduled amounts are distributed at the discretion of the participant with a minimum distribution of $1,000.

(d) Mandated Distribution after 70-1/2 – By April 1 of the year following the year in which the participant turns 70-1/2, the participant must either take a lump sum distribution or begin systematic withdrawals which are actuarially determined.

Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were approximately $4.1 million and $7.2 million at October 31, 2003 and 2002, respectively.

Hardship Withdrawals – Participants in the Plan, under Internal Revenue Service ("IRS") guidelines, may request hardship withdrawals for heavy and immediate financial needs which cannot be reasonably met from other resources of the participant. A hardship withdrawal results in a six-month suspension of participant contributions and Company matching contributions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The Plan's financial statements have been prepared on the accrual basis of accounting.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Valuation of Investments – Investments are stated at fair value, except for the Blended Interest Fund as noted below.

Deere & Company Common Stock Fund – Fair value is based on the closing sales price reported on recognized securities exchanges on the last business day of the fiscal year.

The Deere & Company Common Stock Fund is maintained on a unit value basis. The number of units and related net asset value per unit as of October 31, 2003 and 2002 for the fund are as follows:

	Units Outstanding	Net Asset Value Per Unit
October 31, 2003	4,541,627	$ 44.19
October 31, 2002	4,948,959	33.99

Mutual Funds – The mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan on the last business day of the fiscal year.

Blended Interest Fund – The blended interest fund invests in variable rate bank and investment funds that reset rates quarterly and synthetic contracts to guarantee such rates. The fund is fully benefit responsive to the participants. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The blended interest fund was stated in the financial statements at contract value as of October 31, 2003 to reflect the value to the participant. Contract value represents contributions made, plus earnings, less participant withdrawals and administrative expenses. There are no reserves for credit risk of the issuers or otherwise. The blended interest fund was stated at fair value as of October 31, 2002. The effect of the change from fair value to contract value of approximately $29 million was recorded in net appreciation in fair value of investments for the year ended October 31, 2003. The fair value of the blended interest fund, in thousands, was $579,927 and $571,103 at October 31, 2003 and 2002, respectively. The crediting interest rate was 4.62 percent and 5.15 percent at October 31, 2003 and 2002, respectively. The average yield for the year ended October 31, 2003 was 5.06 percent.

Fidelity BrokerageLink Accounts – The BrokerageLink accounts are valued at the closing net asset values of funds comprising the account.

Participant Loans – Loans to participants are stated at the outstanding loan balance.

Net Transfers From Affiliate Plans – Represents net assets transferred into the Plan during 2003 from the KD Manufacturing 401(k) Plan and the John Deere Tax Deferred Savings Plan for Wage Employees.

Income Recognition – Interest on bank and insurance contracts and short-term investment funds is accrued daily and credited to the funds at the end of each month. Dividends are accrued in the Deere & Company Common Stock Fund as of the record date and are reflected as an increase in the fund's net asset value on that day but are reported separately as dividends. Dividends in other funds are recorded on the date of record and are allocated to participants' accounts on that day. Earnings, including unrealized appreciation or depreciation in market value of investments, are allocated daily among participants based on the ratio of their respective account balances as of the close of the preceding day.

Payment of Benefits – Benefit payments to participants are recorded upon distribution.

Administrative Expenses – Administrative expenses of the Plan are paid by the Company as provided in the Plan agreement and no amounts for administrative expenses are recorded in the financial statements.

3. INVESTMENTS

The Plan's investments which exceeded five percent of net assets available for benefits as of October 31, 2003 and 2002 are as follows (in thousands):

Description of Investment	2003	2003 Percent of Net Assets	2002	2002 Percent of Net Assets
Blended Interest Fund:				
Morgan Guaranty ACT Fund, 4.82% and 5.37%, respectively	$ 140,454	7 %	$ 138,062	8 %
Rabobank Nederland ACT Fund, 4.82% and 5.37%, respectively	140,454	7	138,062	8
UBS AG ACT Fund, 4.82% and 5.37%, respectively	140,452	7	138,062	8
Westdeutsche Landesbank ACT Fund, 4.82% and 5.37%, respectively	140,453	7	138,062	8
Deere & Company Common Stock Fund*	200,695	10	168,215	10
Fidelity Growth Company Fund*	154,106	8	99,173	6
Fidelity Magellan Fund*	224,291	12	192,037	12
Fidelity Spartan U.S. Equity Index Fund*	227,907	12	186,726	11

* Represents a party-in-interest.

During the year ended October 31, 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $200,548 as follows (in thousands):

	Appreciated/ (Depreciated)
Blended Interest Fund	$ (29,178)
Deere & Company Common Stock Fund	52,321
Mutual Funds	168,907
Fidelity BrokerageLink Accounts	8,498
	$ 200,548

4. TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan held 3,310,698 and 3,626,107 shares of common stock of Deere & Company, the sponsoring employer, with a cost basis of approximately $203 million and approximately $171 million at October 31, 2003 and 2002, respectively. During the year ended October 31, 2003, the Plan recorded dividend income of approximately $3.2 million from the Company common stock.

The Plan also holds investments in mutual funds administered by Fidelity, which is the Plan's trustee, recordkeeper and investment manager.

5. FEDERAL INCOME TAX STATUS

The IRS has issued a determination letter dated April 2, 2004, indicating that the Plan, as then designed, was qualified under the IRC. The Company believes the Plan is currently designed and being operated in accordance with applicable rules and regulations and, thus, is exempt from federal income tax. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Employees participating in the Plan are subject to federal income taxes on the distributions from their accounts in the calendar year in which such distributions are received from Fidelity.

6. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of termination of the Plan, account balances would become fully vested and be distributed to participants.

* * * * *

SUPPLEMENTAL SCHEDULE

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) OCTOBER 31, 2003

(In thousands with the exception of shares/units)	Shares/ Units	Contract Value
BLENDED INTEREST FUND		
Variable rate bank and investment contracts with:		
Morgan Guaranty ACT Fund at 4.82%	140,453,951	$ 144,982
Morgan Guaranty Wrapper		(4,528)
		140,454
Rabobank Nederland ACT Fund at 4.82%	140,453,779	144,982
Rabobank Nederland Wrapper		(4,528)
		140,454
UBS AG ACT Fund at 4.82%	140,452,330	144,981
UBS AG Wrapper		(4,529)
		140,452
Westdeutsche Landesbank ACT Fund at 4.82%	140,452,590	144,982
Westdeutsche Landesbank Wrapper		(4,529)
		140,453
Noninterest Bearing Cash		483
Total Blended Interest Fund		$ 562,296

(Continued)

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) OCTOBER 31, 2003 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Units	Fair Value
DEERE & COMPANY COMMON STOCK*	4,541,627	200,695
MUTUAL FUNDS:		
FIDELITY ASSET MANAGER FUND*	1,806,008	27,523
FIDELITY ASSET MANAGER: GROWTH FUND*	3,255,919	45,094
FIDELITY ASSET MANAGER: INCOME FUND*	683,259	8,240
FIDELITY EQUITY INCOME FUND*	1,217,451	57,074
FIDELITY FREEDOM 2000*	54,426	639
FIDELITY FREEDOM 2010*	314,865	4,065
FIDELITY FREEDOM 2020*	258,210	3,269
FIDELITY FREEDOM 2030*	196,770	2,450
FIDELITY FREEDOM 2040*	181,098	1,315
FIDELITY FREEDOM INCOME*	86,716	961
FIDELITY GROWTH COMPANY FUND*	3,136,061	154,106
FIDELITY INTERMEDIATE BOND FUND*	3,344,063	35,681
FIDELITY MAGELLAN FUND*	241,431	224,291
FIDELITY OTC PORTFOLIO*	2,557,091	80,446
FIDELITY OVERSEAS EQUITY FUND*	1,748,977	51,070
FIDELITY PURITAN FUND*	5,288,481	92,919
FIDELITY RETIREMENT MONEY MARKET PORTFOLIO*	29,151,112	29,151
FIDELITY SMALL CAP INDEPENDENCE FUND*	1,951,869	32,928
FIDELITY SPARTAN U.S. EQUITY INDEX FUND*	6,111,745	227,907
FIDELITY US GOVERNMENT RESERVE POOL*	9,390,326	9,390
TOTAL MUTUAL FUNDS		1,088,519

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) OCTOBER 31, 2003 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Units	Fair Value
FIDELITY BROKERAGELINK ACCOUNTS:		
ABN AMRO VEREDUS AGRESS GROWTH CL N	217	3
ANB AMRO TALON MID CAP CL N	2,552	51
AIM GLOGAL HEALTH CARE CLASS A	518	12
AEGIS VALUE FUND INC	4,151	67
ALLIANCE TECHNOLOGY CLASS C	943	46
AMERICAN BALANCED CLASS B	53	1
AMERICAN CENTURY GLOBAL GOLD	325	4
AMERICAN CENTURY EQUITY INCOME	1,813	13
AMERICAN CENTURY SMALL CAP VALUE	359	3
AMERICAN CENTURY LONG TRM TREASURY	8,946	99
AMERICAN CENTURY GINNIE MAE	8,956	95
AMERICAN CENTURY INFLATION ADJ TREAS	547	6
AMERICAN CENTURY INTERNATIONAL BOND	198	3
AMERICAN CENTURY ULTRA	373	10
AMERICAN CENTURY INT'L GROWTH	14,912	112
AMERICAN CENTURY EMERGING MARKETS	21,888	112
AMERINDO TECHNOLOGY CLASS D	3,844	27
AMERISTOCK MUTUAL FUND	719	27
ARIEL FUND	986	42
ARIEL APPRECIATION	3,932	162
ARTISAN INTERNAT'L	58,308	1,019
ARTISAN MID CAP	5,280	131
ARTISAN INTL VALUE FUND	442	7
ATLANTIC WHITEHALL GROWTH	1,807	28
BARON ASSET	2,871	120
BARON GROWTH	4,189	144
BARON SMALL CAP FUND	5,671	106
BERKSHIRE FOCUS FUND	3,783	24
BJURMAN MICRO CAP GROWTH	5,241	171
WILLIAM BLAIR INT'L GROWTH CLASS N	19,037	334
BRANDYWINE	3,851	89
BRIDGEWAY AGGRESSIVE GROWTH	3,058	146
BRIDGEWAY ULTRA SMAL CO TAX ADVANTAGE	3,442	48
BUFFALO HIGH YIELD	2,129	23
BUFFALO LARGE CAP	831	14
BUFFALO SMALL CAP GROWTH	7,919	172
BURNHAM FINANCIAL SERVICES CLASS A	275	7
CALAMOS GROWTH FUND CLASS C	848	37
CENTURY SMALL CAP SELECT INVESTOR	122	3
CLIPPER	9,757	824

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
OCTOBER 31, 2003 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Units	Fair Value
COHEN & STEERS SPECIAL EQUITY FD	1,258	46
COHEN & STEERS REALTY SHARES INC	1,508	80
COLUMBIA ACORN CLASS Z	3,331	71
COLUMBIA ACORN SELECT CLASS Z	825	15
COLUMBIA SM CAP FUND CL Z	653	11
COLUMBIA HIGH YIELD	7,986	69
COLUMBIA REAL ESTATE EQUITY	12,657	274
CONSECO FIXED INCOME INSTL CL Y	71	1
COOKE & BIELER MID CAP EQUITY	378	7
CREDIT SUISSE WAR PINCUS CAP APPRECATN	2,443	36
CREDIT SUISSE WAR PINCUS JAPAN GROWTH	1,211	6
CREDIT SUISSE WAR PINCUS FIXED INCOME	1,366	14
CREDIT SUISSE WP GLO POST VENTURE CAPITAL	115	2
CREDIT SUISSE GLOBAL POST VENT CAP FD A	5,803	88
DODGE & COX BALANCE	4,678	327
DODGE & COX INTERNATL STOCK FUND	3,980	86
DODGE & COX INCOME	1,690	22
DODGE & COX STOCK	3,948	421
DREYFUS US TREASURY LONG TERM	1,255	21
DREYFUS PREMIER STRATEGIC VALUE CL A	50	1
DREYFUS MIDCAP VALUE FUND	1,869	47
DREYFUS EMERGING MARKETS	1,902	30
DREYFUS NEW LEADERS	12	1
EATON VANCE WORLDWIDE HEALTH	1,006	10
EVERGREEN ADJUSTABLE RATE CL IS	1,152	11
EVERGREEN PRECIOUS METALS CL C	306	9
EXCELSIOR EMERGING MARKETS	4,185	27
EXCELSIOR LARGE CAP GROWTH	2,453	18
EXCELSIOR ENERGY & NATURAL RESOURCES	1,045	14
EXCELSIOR VALUE AND RESTRUCTURING	733	24
EXCELSIOR VALUE EQUITY	394	6
FBR SMALL CAP FINANCIAL FUND CL A	2,553	83
FBR SMALL CAP VALUE CLASS A	1,030	33
RUSHMORE AMERICAN GAS INDEX	83	1
FMI FOCUS FUND	296	9
FEDERATED KAUFMANN CLASS K	6,045	30
FAM VALUE	97	4
FAM EQUITY INCOME	898	16
FIDELITY INTL GROWTH & INCOME*	2,214	48
FIDELITY WORLDWIDE*	347	5
FIDELITY INTERN'TL SMALL CAP*	2,187	39

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) OCTOBER 31, 2003 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Units	Fair Value
FIDELITY NORDIC*	441	9
FIDELITY JAPAN SMALLER COMPANIES*	9,735	101
FIDELITY CHINA REGION*	2,760	42
FIDELITY DIVERSIFIED INTERNATIONAL*	45,121	1,009
FIDELITY AGGRESSIVE INTERNATIONAL*	547	8
FIDELITY EUROPE CAPITAL APPRECIATION*	1,651	28
FIDELITY NEW MARKETS INCOME*	13,223	177
FIDELITY SOUTHEAST ASIA*	657	9
FIDELITY EMERGING MARKETS*	898	9
FIDELITY JAPAN*	3,259	36
FIDELITY US BOND INDEX*	1,701	19
FIDELITY SPARTAN US EQUITY INDEX*	7,109	265
FIDELITY SPARTAN TOTAL MARKET INDEX*	1,225	35
FIDELITY SPARTAN EXTENDED MARKET INDEX*	1,211	31
FIDELITY SPARTAN INT'L INDEX FUND*	1,119	28
FIDELITY INTERMEDIATE BOND*	4,102	44
FIDELITY SPARTAN 500 INDEX*	3,114	227
FIDELITY SMALL CAP INDEPENDENCE*	648	11
FIDELITY LARGE CAP STOCK*	877	12
FIDELITY SMALL CAP STOCK*	14,060	222
FIDELITY NASDAQ COMPOSITE INDEX*	390	10
FIDELITY CAPITAL & INCOME*	11,588	92
FIDELITY CAPITAL APPRECIATION*	3,127	74
FIDELITY TECHNOQUANT GROWTH*	488	4
FIDELITY CASH RESERVES*	3,007,716	3,008
FIDELITY ASSET MANAGER*	3,251	50
FIDELITY CONTRAFUND*	2,451	116
FIDELITY UTILITIES*	2,365	26
FIDELITY MID CAP STOCK*	10,754	224
FIDELITY STRUCTURED LARGE CAP VALUE*	517	5
FIDELITY STRUCTURED MID CAP VALUE*	453	5
FIDELITY STRUCTURED LARGE CAP GROWTH*	322	3
FIDELITY EQUITY INCOME*	180	8
FIDELITY REAL ESTATE INVESTMENT*	3,420	77
FIDELITY EQUITY INCOME II*	3,260	70
FIDELITY CONVERTIBLE SECURITIES*	4,944	96
FIDELITY INDEPENDENCE*	2,011	31
FIDELITY INVESTMENT GRADE*	2,369	18
FIDELITY SHORT TERM BOND*	6,565	59
FIDELITY HIGH INCOME*	6,894	61

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
OCTOBER 31, 2003 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Units	Fair Value
FIDELITY INFLATION PROTECTED BOND*	11,540	128
FIDELITY FUND*	2,819	75
FIDELITY FIFTY*	4,061	76
FIDELITY CONTRAFUND II*	2,838	28
FIDELITY GROWH & INCOME II*	1,745	16
FIDELITY GINNIE MAE*	4,242	47
FIDELITY MORTGAGE SECURITIES*	3,100	35
FIDELITY ULTRA-SHORT BOND*	1,959	20
FIDELITY FREEDOM 2000*	865	10
FIDELITY FREEDOM 2020*	678	9
FIDELITY GOVERNMENT INCOME*	151	2
FIDELITY MAGELLAN*	426	40
FIDELITY GROWTH COMPANY*	8,893	437
FIDELITY AGGRESSIVE GROWTH*	1,887	27
FIDELITY OVERSEAS*	521	15
FIDELITY PACIFIC BASIN*	260	4
FIDELITY EUROPE*	591	14
FIDELITY BALANCED*	7,629	122
FIDELITY LOW PRICED STOCK*	45,404	1,507
FIDELITY VALUE DISCOVERY*	251	3
FIDELITY STRATEGIC INCOME*	12,707	131
FIDELITY OTC PORTFOLIO*	4,337	136
FIDELITY GROWTH & INCOME*	2,684	91
FIDELITY BLUE CHIP GROWTH*	2,713	103
FIDELITY DIVIDEND GROWTH*	85,076	2,186
FIDELITY REAL ESTATE INCOME*	1,248	14
FIDELITY LEVERAGED COMPANY STOCK*	9,704	170
FIDELITY SELECT ENERGY*	914	20
FIDELITY SELECT TECHNOLOGY*	18,676	1,114
FIDELITY SELECT HEALTH CARE*	2,750	303
FIDELITY SELECT PHARMACEUTICAL*	715	6
FIDELITY SELECT WIRELESS PORTFOLIOS*	7,175	28
FIDELITY SELECT NWK & INFRASTRUCTURE*	110,301	259
FIDELITY SELECT MEDICAL EQUIP & SYSTEM*	9,281	180
FIDELITY SELECT BUS SVC & OUTSOURCING*	3,956	53
FIDELITY SELECT NATURAL RESOURCES*	847	11
FIDELITY SELECT UTILITIES GROWTH*	986	31
FIDELITY SELECT NATURAL GAS*	3,951	75
FIDELITY SELECT INDUSTRIAL EQUIPMENT*	449	10
FIDELITY SELECT INSURANCE*	345	18

(In thousands with the exception of shares/units)	Shares/ Units	Fair Value
FIDELITY SELECT CONSUMER INDUSTRIES*	122	3
FIDELITY SELECT DEVELOP COMMUNICATNS*	7,498	123
FIDELITY SELECT TRANSPORT FUND*	496	16
FIDELITY SELECT INDUSTRIAL MATERIALS*	484	15
FIDELITY SELECT FINANCIAL SVCS*	933	103
FIDELITY SELECT BANKING PORTFOLIO*	1,717	66
FIDELITY SELECT MEDICAL DELIVERY*	172	5
FIDELITY SELECT MULTIMEDIA*	81	4
FIDELITY SELECT LEISURE*	614	41
FIDELITY SELECT HOME FINANCE*	321	20
FIDELITY SELECT RETAILING*	1,192	53
FIDELITY SELECT ENERGY SERVICE*	2,304	66
FIDELITY SELECT BIOTECHNOLOGY*	11,434	561
FIDELITY SELECT GOLD*	6,771	196
FIDELITY SELECT DEFENSE & AEROSPACE*	1,753	87
FIDELITY SELECT SOFTWARE & COMPUTER*	1,926	91
FIDELITY SELECT TELECOM*	2,262	68
FIDELITY SELECT FOOD & AGRICULTURE*	16	1
FIDELITY SELECT BROKERAGE & INVS MGT*	1,542	74
FIDELITY SELECT ELECTRONICS*	31,322	1,269
FIDELITY SELECT COMPUTERS*	3,649	131
FIDELITY EXPORT & MULTINATIONAL*	628	11
FIDELITY VALUE*	1,448	84
FIDELITY SPARTAN US GOVT MONEY MKT*	29,759	30
FIDELITY SPARTAN US TREASURY MONEY MARKET*	24,997	25
FIRST EAGLE SOGEN OVERSEAS CLASS I	3,056	54
FIRST EAGLE SOGEN GOLD CLASS A	714	11
FIRST EAGLE FUND OF AMERICA CLASS Y	2,842	65
FIRSTHAND TECHNOLOGY VALUE	8,400	271
FIRSTHAND TECHNOLOGY LEADERS	1,760	29
FIRSTHAND TECHNOLOGY INNOVATOR	992	12
FIRSTHAND E-COMMERCE	3,616	11
FRANKLIN MICROCAP VALUE CLASS A	425	13
FREMONT BOND FUND	160	2
GE US EQUITY CLASS A	549	14
GABELLI WESTWOOD BALANCED RETAIL CL	408	4
GABELLI GOLD	1,285	22
GABELLI SMALL CAP GROWTH	4,807	110
GABELLI EQUITY INCOME FUND	5,554	85
GABELLI GLOBAL TELECOMMUNICATIONS	372	5

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) OCTOBER 31, 2003 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Units	Fair Value
GABELLI GLOBAL GROWTH FUND	399	6
GABELLI ASSET SHARES	2,109	72
GABELLI GROWTH	21,416	507
GS INTERNET TOLLKEEPER CLASS A	118	1
GREEN CENTURY BALANCED	259	4
GREENSPRING FUND	2,158	41
GROWTH FUND OF AMERICA CLASS A	978	23
AMERICAN GROWTH FD OF AMERICA CL B	26	1
GUINNESS ATKINSON CHINA & HONG KONG	2,439	37
GUINNESS ATKINSON WIRED INDEX	36	1
HARBOR BOND	5,014	60
HARBOR INTERNATIONAL	401	14
HARBOR CAPITAL APPRECIATION	2,964	75
OAKMARK FUND	5,149	173
OAKMARK INTERNAT'L	6,639	110
OAKMARK EQUITY & INCOME FD	11,968	252
OAKMARK INTERNAT'L SMALL CAP	4,898	74
OAKMARK SELECT	7,035	205
OAKMARK SELECT CLASS II	3,128	90
OAKMARK GLOBAL FUND I	3,184	57
HEARTLAND VALUE PLUS	1,103	23
HEARTLAND SELECT VALUE	4,173	78
HEARTLAND VALUE	5,642	279
HENNESSY CORNERSTONE GROWTH	4,786	90
HOTCHKIS & WILEY MID CAP VALUE CL I	1,230	25
HUSSMAN STRATEGIC GROWTH	3,501	52
ICM/ISABELLE SMALL CAP VALUE INVESTOR	148	2
ICON HEALTHCARE	80	1
ING INTERNATIONAL SMALLCAP GROW CL Q	411	11
IPS MILLENNIUM FUND	214	5
INTERMEDIATE BOND OF AMERICA	134	2
THE INTERNET FUND	2,779	64
INVESCO TELECOMM #39	1,150	12
INVESCO FINANCIAL SERVICES	4,038	114
INVESCO TECHNOLOGY CLASS II	553	13
INVESCO LEISURE	1,449	56
INVESCO DYNAMICS	1,660	23
INVESTMENT COMPANY OF AMERICA CLASS A	1,951	53
JACOB INTERNET	3,910	6
JANUS ADVISOR SMALL CAP VALUE	1,114	13
JANUS ADVISOR US VALUE INVESTORS	466	10

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) OCTOBER 31, 2003 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Units	Fair Value
JANUS FUND	3,103	70
JANUS GROWTH AND INCOME	5,831	158
JANUS WORLDWIDE	4,702	176
JANUS TWENTY	2,983	102
JANUS VENTURE	168	8
JANUS SMALL CAP VALUE INVST SHS	1,492	43
JANUS MID CAP VALU INSTL SHS	975	19
JANUS MID CAP VALUE INVST SHS	2,281	43
JANUS FLEXIBLE INCOME	167	2
JANUS ORION FUND	2,672	15
JANUS STRATEGIC VALUE FUND	4,364	44
JANUS GLOBAL TECHNOLOGY	8,229	86
JANUS GLOBAL LIFE SCIENCES	6,489	95
JANUS CORE EQUITY FUND	1,464	25
JANUS OLYMPUS	4,201	106
JANUS HIGH YIELD BOND	115,081	1,099
JANUS ENTERPRISE	2,343	70
JANUS OVERSEAS	8,132	159
JANUS MERCURY	47,390	860
JANUS BALANCED	4,470	86
JAPAN FUND CLASS S	1,335	12
JENSEN PORTFOLIO, INC.	2,983	66
JULIUS BAER INT'L EQUITY	489	12
JUNDT EMERGING GROWTH CL C	770	9
KINETICS SMALL CAP OPPORTUNITIES	771	12
LONGLEAF PARTNERS	8,399	239
LOOMIS SAYLES AGGRESSIVE GROWTH RET	1,684	25
LOOMIS SAYLES BOND RETAIL SHARES	318	4
LOOMIS SAYLES BOND INSTL	6,904	89
MFS UTILITIES CLASS C	1,759	14
MANAGERS SPECIAL EQUITY	730	54
MARSICO FOCUS	9,238	135
MASTERS SELECT EQUITY	402	5
MASTERS SELECT INTERNATIONAL	414	6
MATTHEWS ASIAN GROWTH & INCOME FUND	1,663	22
MERGER FUND	551	8
MERIDIAN FUND	1,078	35
MERIDIAN VALUE FUND	2,715	95
METROPOLITAN WEST TOTAL RETURN BOND	6	1
MIDAS FUND	18,784	38

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) OCTOBER 31, 2003 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Units	Fair Value
MORG STAN DW INSTL US REAL ESTATE	556	9
MUNDER NET NET CLASS A	1,033	17
NATIONS INTERNATL VALUE PRIMARY A	908	16
NATIONS MARSICO GROWTH & INC PRIM A	371	6
NEEDHAM GROWTH FUND	9,939	286
NEUBERGER BERMAN GENESIS TRUST CLASS	330	12
NEUBERGER BERMAN MANHATTAN INVESTOR	476	3
NEW PERSPECTIVE CLASS A	468	11
WISDOM FUND INVESTOR SHARES	206	2
NORTHEAST INVESTORS GROWTH FD INC	2,917	42
NORTHERN SELECT EQUITY	1,559	27
WHITE OAK GROWTH STOCK	8,477	289
PIN OAK AGGRESSIVE STOCK	1,356	26
RED OAK TECHNOLOGY SELECT	17,403	114
BLACK OAK EMERGING TECHNOLOGY FUND	2,159	5
OAK VALUE FUND	2,273	62
OLSTEIN FINANCIAL ALERT FUND CLASS C	1,406	22
OPPENHEIMER GLOBAL GROWTH & INCOME CL C	1,405	33
OPPENHEIMER GROWTH CL C	371	9
PBHG LARGE CAP GROWTH	40,110	750
PBHG SELECT EQUITY	675	14
PBHG CLIPPER FOCUS	7,648	116
PBHG FOCUSED VALUE	1,189	18
PBHG TECHNOLOGY & COMMUNICATION	1,889	20
PBHG SMALL CAP VALUE	1,931	35
PBHG STRATEGIC SMALL COMPANY	2,808	37
PBHG MID CAP VALUE	2,016	32
PBHG LARGE CAP VALUE	97,363	1,101
PBHG LARGE CAP 20	2,563	37
PIMCO VALUE CLASS D	1,789	26
PIMCO RENAISSANCE CLASS D	2,461	51
PIMCO RENAISSANCE CLASS C	322	6
PIMCO FOREIGN BOND CLASS D	111,454	1,175
PIMCO TOTAL RETURN CLASS D	6,499	70
PIMCO REAL RETURN CLASS D	5,092	59
PIMCO LOW DURATION CLASS D	4,664	48
PAPP SMALL & MID CAP GROWTH	725	17
PARNASSUS EQUITY INCOME PORTFOLIO	110	3
PAX WORLD BALANCED FUND	274	5

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) OCTOBER 31, 2003 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Units	Fair Value
DREYFUS MIDCAP INDEX FUND	1,375	31
PIMCO RCM BIOTECHNOLOGY CL D	1,098	24
PIMCO RCM GLOBAL HEALTHCARE CLASS D	3,542	65
PIMCO RCM GLOBAL TECHNOLOGY CLASS D	222	7
PIMCO RCM GLOBAL TECHNOLOGY INSTL	263	8
RISING RATES OPPTY PRO FUND INVESTOR	340	8
BANKS ULTRA SECTOR PRO FUND INVESTOR	297	9
WIRELESS COMM ULTRA SECTOR PRO FD INVSTR	120	1
INTERNET ULTRASECTOR PRO FD INVESTOR	513	31
SEMICONDUCTOR ULTRA SECTOR PRO FD INVSTR	2,545	75
ULTRA JAPAN PRO FUND INVESTORS SHS	919	28
ULTRA SMALL CAP PRO FUND INVESTOR SHS	598	10
ULTRASHORT OTC PRO FUND INVESTOR SHS	2,132	49
ULTRA OTC PRO FUND INVESTORS SHARES	3,149	65
ULTRA BEAR PRO FUND INVESTORS SHARES	314	8
BEAR PRO FUND INVESTORS SHARES	48	2
PRUDENT SAFE HARBOR	571	7
PRUDENT BEAR FDS INC	5,148	35
PUTNAM INTERNATIONAL EQUITY CL C	796	15
PUTNAM NEW OPPORTUNITIES CL C	1,427	51
QUAKER AGGRESSIVE GROWTH CL A	284	5
BOSTON PARTNERS SMALL CAP VALUE II	12,249	260
RS EMERGING GROWTH	6,281	178
RS VALUE PLUS AND GROWTH	596	10
THE CONTRARIAN FUND	866	13
RS PARTNERS	4,690	125
THE INFORMATION AGE	3,544	53
RS GLOBAL NATURAL RESOURCES	319	5
RS DIVERSIFIED GROWTH	3,494	74
RAINIER CORE EQUITY	1,110	23
RENAISSANCE IPO PLUS AFTERMARKET	246	3
RESERVE SMALL CAP GROWTH CL R	1,404	46
REYNOLDS BLUE CHIP GROWTH	19	1
ROCKLAND SMALL CAP GROWTH FUND	37,084	650
T ROWE PRICE CAP APPRECIATION	5,141	86
T ROWE PRICE MID CAP GROWTH	3,226	133
T ROWE PRICE INTL DISCOVERY FUND	563	14
T ROWE PRICE EUROPEAN STOCK	567	9
T ROWE PRICE INT'L JAPAN	3,195	23
T ROWE PRICE LATIN AMERICA FUND	949	10

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) OCTOBER 31, 2003 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Units	Fair Value
T ROWE PRICE NEW HORIZONS FD INC	1,048	25
T ROWE PRICE SCIENCE & TECHNOLOGY	2,253	40
T ROWE PRICE MID CAP VALUE	77	1
T ROWE PRICE SMALL CAP STOCK	547	15
T ROWE PRICE MEDIA & TELECOMMUNICATIONS	1,358	28
T ROWE PRICE GROWTH STOCK	306	7
T ROWE PRICE HEALTH SCIENCES	252	5
ROYCE PREMIER FUND	2,164	26
ROYCE MICRO CAP INVESTMENT CLASS	8,199	119
ROYCE SPECIAL EQUITY	995	17
ROYCE LOW PRICED STOCK FUND	51,969	683
ROYCE OPPORTUNITY FUND	6,866	81
ROYCE TOTAL RETURN FUND	7,583	77
RYDEX MEDIUS FUND	483	12
RYDEX NOVA INVESTOR CLASS	3,971	85
RYDEX PRECIOUS METALS INVESTOR CL	438	17
RYDEX JUNO CLASS C	1,156	24
RYDEX MEKROS	494	11
RYDEX VENTURE 100	58	2
RYDEX URSA INVESTOR CLASS	349	4
RYDEX VELOCITY 100	978	19
RYDEX TITAN 500	1,162	34
RYDEX LARGE CAP JAPAN INVESTOR	435	12
RYDEX UTILITIES INVESTOR CLASS	398	8
RYDEX ARKTOS INVESTOR CLASS	4,101	108
RYDEX OTC INVESTOR CLASS	28,530	274
RYDEX JUNO FUND	272	6
RYDEX FINANCIAL SERVICES INVESTOR CL	1,668	17
RYDEX ENERGY SVCS INVESTOR CLASS	1,058	19
RYDEX ELECTRONICS INV CLASS	19	1
RYDEX CONSUMER PRODUCTS INVESTOR CL	214	6
RYDEX BIOTECHNOLOGY INV CLASS	2,396	45
RYDEX BANKING INV CLASS	1,003	10
SARATOGA HEALTH & BIOTECH PORT CL A	301	4
SCUDDER GLOBAL BIOTECHNOLOGY CL A	113	1
SCUDDER GREATER EUROPE GROWTH CL S	893	19
SCUDDER US GOVERNMENT CLASS A	58	1
SECURITY MID CAP VALUE CLASS A	250	6
SELECTED AMERICAN SHARES	521	16
SIT DEVELOPING MARKETS GROWTH	41,722	396

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) OCTOBER 31, 2003 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Units	Fair Value
SKYLINE SPECIAL EQUITIES	552	15
SOUND SHORE FD INC	816	26
SPECTRA FUND CLASS N	1,941	11
STATE ST RESEARCH AURORA CLASS C	800	26
STRONG HIGH YIELD BOND	64,850	487
STRONG SHORT TERM HIGH YIELD BOND	1,356	12
STRONG GROWTH	1,637	28
STRONG DOW 30 VALUE	2,192	27
STRONG MID CAP DISCIPLINED	564	11
STRONG ENTERPRISE	243	5
STRONG GROWTH & INCOME	1,610	30
STRONG BLUE CHIP	82	1
STRONG GOVERNMENT SECURITIES	40,714	450
STRONG OPPORTUNITY	2,138	80
TCW GALILEO VALUE OPPORT CLASS I	2,167	42
TIAA-CREF GROWTH EQUITY	730	6
TEMPLETON FOREIGN ADVISOR CLASS	3,978	40
THIRD AVENUE VALUE	4,843	197
THIRD AVENUE SMALL CAP VALUE	3,221	58
THIRD AVENUE REAL ESTATE VALUE	6,665	135
THIRD AVENUE INTL VALUE	2,489	34
THOMPSON PLUMB GROWTH FUND	5,746	239
THORNBURG VALUE CLASS A	723	20
TOCQUEVILLE GOLD FUND	859	30
TRANSAMERICA PREMIER EQUITY	516	8
TRANSAMERICA PREMIER AGGRESSIVE GROWTH	457	6
TURNER SMALL CAPITAL FUND	1,611	33
TURNER MIDCAP GROWTH	104	2
TWEEDY BROWN GLOBAL VALUE FUND	5,770	108
AMERIPRIME CORBIN SMALL CAP VALUE	542	5
SCUDDER LARGE COMPANY VALUE CL S	1,564	35
VAN KAMPEN AGGRESS GROWTH CLASS C	695	8
VAN KAMPEN EQUITY INCOME CLASS C	1,064	8
VAN WAGONER EMERGING GROWTH FUND	4,968	32
VAN WAGONER GROWTH OPPORTUNITIES FUND	8,022	123
VANGUARD INT'L GROWTH PORTFOLIO	8,306	125
VANGUARD EQUITY INCOME	176	4
VANGUARD BALANCED INDEX	849	15
VANGUARD PRIMECAP	146	8
VANGUARD BOND INDEX TOTAL MARKET	8,180	84

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) OCTOBER 31, 2003 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Units	Fair Value
VANGUARD/WELLESLEY INCOME	1,061	22
VANGUARD SELECTED VALUE FUND	5,791	82
VANGUARD WINDSOR II	182	4
VANGUARD FIXED INC HIGH YIELD CORP	7,928	50
VANGUARD GNMA	7,367	77
VANGUARD INTERMED TERM CORPORATE	311	3
VANGUARD STRATEGIC EQUITY	1,811	32
VANGUARD CAPITAL OPPORTUNITY ADMIRAL	57	3
VANGUARD PACIFIC STOCK INDEX	1,427	11
VANGUARD INDEX TRUST S&P 500 PORT	1,366	133
VANGUARD TOTAL STOCK MARKET	4,614	114
VANGUARD VALUE INDEX	597	11
VANGUARD GROWTH INDEX	2,784	67
VANGUARD TOTAL STOCK MARKET INDEX ADMIRAL	892	22
VANGUARD MID CAP INDEX	396	5
VICTORY STOCK INDEX A	190	3
VICTORY VALUE A	165	2
WASATCH SMALL CAP GROWTH	3,338	119
WASATCH CORE GROWTH	2,877	104
WASATCH HOISINGTON US TREASURY	569	8
WASATCH ULTRA GROWTH	1,553	43
WASATCH SMALL CAP VALUE	51,569	260
WASATCH GLOBAL TECHNOLOGY	524	6
WASHINGTON MUTUAL INVESTORS CLASS A	786	21
WEITZ PARTNERS VALUE	6,151	126
WEITZ VALUE	12,558	427
WEITZ HICKORY	602	15
WESTCORE INTERNAT'L FRONTIER	483	5
MUHLENKAMP FUND	7,911	476
WILSHIRE TARGET LARGE CO GROWTH INVS	105	3
WINSLOW GREEN GROWTH	1,077	15
WIRELESS	7,021	28
GENOMICSFUND.COM	2,985	8
YACKTMAN FUND	1,797	27
NONINTEREST BEARING CASH		142

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) OCTOBER 31, 2003 (CONCLUDED)

(In thousands with the exception of shares/units)	Shares/ Units	Fair Value
TOTAL FIDELITY BROKERAGELINK ACCOUNTS		45,281
LOANS TO PARTICIPANTS (at interest rates of 5.75% to 10.65%, maturing November 2003 through May 2013)*		18,722
TOTAL INVESTMENTS		$1,915,513

*Represents a party-in-interest to the Plan.

SIGNATURE

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the John Deere Savings and Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

JOHN DEERE SAVINGS AND INVESTMENT PLAN

By: /s/ Mertroe B. Hornbuckle

Mertroe B. Hornbuckle
Vice President, Global Human Resources

Date: April 26, 2004

Deloitte.

EXHIBIT 23

Deloitte & Touche LLP
Two Prudential Plaza
180 North Stetson Avenue
Chicago, IL 60601-6779
USA

Tel: +1 312 946 3000
Fax: +1 312 946 2600
www.deloitte.com

INDEPENDENT AUDITORS' CONSENT

Deere & Company:

We consent to the incorporation by reference in Registration Statements No. 2-90384, 33-49742, 33-55549, and 333-62665 of Deere & Company on Form S-8 of our report dated April 22, 2004, relating to the John Deere Savings and Investment Plan, appearing in this Annual Report on Form 11-K of Deere & Company for the year ended October 31, 2003.

Deloitte & Touche LLP

April 22, 2004

Member of
Deloitte Touche Tohmatsu